Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: General Mills Inc (GIS)
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule; but is made voluntarily in the interest of public disclosure and consideration of these important issues.

General Mills Inc (GIS)
Vote Yes: Item 4 – Shareholder Proposal Seeing Disclosure of Regenerative Agriculture Practices Within Supply Chain

Annual Meeting: September 24, 2024

CONTACT: Cailin Dendas | cdendas@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that General Mills disclose, at reasonable expense and omitting proprietary information, the reduction of pesticides achieved through adoption of its regenerative agriculture practices.

SUMMARY

Pesticide use reduces soil health, decreases farm resilience in the face of climate-related droughts and floods, creates health problems for farmworkers and fenceline communities, and harms water quality and wildlife, among others. General Mills listed regenerative agriculture as its “#1 pesticide reduction strategy” on its pesticide, food safety, and ecosystems health webpage. This Proposal asks General Mills to provide data on the success of its regenerative agricultural programs in reducing pesticide use.

Pesticide reduction is essential to regenerating healthy soils – the goal of regenerative agriculture, and researchers at the University of Turku found that reducing pesticide use increases soil carbon sequestration and farm resiliency.1 Additionally, the Boston Consulting Group estimates that farmers using such practices will see between 70% and 120% higher profitability over time, above peers farming conventionally, due to increased resiliency.2

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1 https://www.sciencedaily.com/releases/2023/02/230208125121.htm#:~:text=Both%20studies%20conclude%20that%20climate,growth%20and%20improve%20plant%20resilience

2 https://www.bcg.com/publications/2023/regenerative-agriculture-profitability-us-farmers

2024 Proxy Memo General Mills | Shareholder Proposal on Disclosure of Regenerative Agriculture Practices Within Supply Chain

Given the Company’s current lack of reporting on pesticide use or reduction measures, including quantitative data related to pesticide use, investors have insufficient information to understand the success of the Company’s program and whether it adequately mitigates the risks related to pesticide use in the Company’s agricultural supply chains. Many of General Mills’ competitors are measuring and publicly reporting pesticide reduction or avoidance achieved across their supply chains through regenerative agriculture practices. These actions are responsive to concerned customers and advocates seeking elimination or reduction of pesticide use, including consumer advocacy groups petitioning for more protective regulatory standards to protect environmental and human health.3

Tracking progress is a necessary component to investors’ and our Company’s ability to effectively manage risk. General Mills’ unwillingness to either obtain or disclose pesticide use and reduction information achieved through its regenerative agriculture program leaves our Company vulnerable to reduced farm resiliency, litigation associated with pesticide-related health harms, and growing reputational risks, as General Mills falls behind peers.

RATIONALE FOR A YES VOTE

1.	Disclosing pesticide reduction information achieved through regenerative agriculture practices is essential to assessing progress in mitigating growing risks from lack of resiliency, environmental and health harms, and climate impacts.

2.	General Mills lags its peers in disclosing pesticide use and reduction data through its regenerative agriculture program.

3.	Publicly disclosing pesticide reduction data through the Company’s adoption of regenerative agriculture practices, its #1 pesticide reduction strategy, is essential to minimizing the risk of greenwashing claims.

DISCUSSION

1.	Disclosing pesticide reduction information achieved through regenerative agriculture practices is essential to assessing progress in mitigating growing risks from lack of resiliency, environmental and health harms, and climate impacts.

Excessive pesticide use in food production degrades soil health and poses growing risk to farm resiliency that can cause serious economic harm to our Company; this problem is only intensifying as climate-related impacts such as droughts, floods, and heatwaves increase. Pesticides adversely impact soil microorganisms essential to healthy soil regeneration, crop production, and soil nutrient and water retention, causing soil degradation, soil erosion, decreasing soil carbon sequestration, and increasing commodity prices.4,5

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3 https://www.ewg.org/news-insights/news/2019/02/glyphosate-contamination-food-goes-far-beyond-oat-products

4 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2984095/#:~:text=Heavy%20treatment%20of%20soil%20with,fungi%2C%20then%20the%20soil%20degrades

5 https://www.sciencedirect.com/science/article/pii/S0264837718319343#:~:text=The%20headline%20result%20is%20that,on%20world%20agri%2Dfood%20markets

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2024 Proxy Memo General Mills | Shareholder Proposal on Disclosure of Regenerative Agriculture Practices Within Supply Chain

Soil health is the cornerstone of natural capital. Regenerating healthy soil by reducing pesticide use can form a dynamic ecosystem that sustains plant production. The World Bank estimates that the collapse of select ecosystem services provided by nature, including wild pollination and carbon sequestration, could result in a loss to the world economy of $2.7 trillion by 2030.6 Tracking and reducing pesticide use can ensure the protection of soil health, which mitigates financial risk to Our company and benefits the success of its regenerative agriculture program.

Failure to regenerate healthy soils through widespread pesticide use also makes farms vulnerable to the impacts of floods and other natural disasters that are worsening with the increasing impacts of climate change. The Food and Agriculture Organization reports that floods, droughts, and other climate events cause nearly $123 billion in lost food production annually.7 These losses are passed on to food producers, including General Mills.

Consumers are also increasingly concerned with the agricultural industry’s adverse impact on environmental and human health. The World Economic Forum reports that 65% of consumers want access to healthy and sustainable foods, a growing market to which global food purveyors must increasingly adapt or be left at a competitive advantage.8

Excessive pesticide use in agriculture also adversely impacts the health and safety of farmworkers and fenceline communities. Pesticide exposure causes a number of serious human health effects from cancer to cognitive impairment.9 Studies indicate that 78% of U.S. farmworkers are Hispanic and one-third live in California where the agricultural industry uses 200 million pounds of pesticides annually.10,11

Toxic pesticides can travel several miles from the farmlands where they are applied, impacting the health and safety of nearby rural communities.12 The Environmental Working Group found that 4,028 elementary schools are within 200 feet of crop fields that use pesticides, increasing children’s susceptibility to serious health conditions like cancer, asthma, ADHD, anxiety, depression, and acute pesticide poisoning, which results in approximately 11,000 deaths annually.13,14

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6 https://www.worldbank.org/en/topic/natural-capital

7 https://openknowledge.fao.org/items/5c7286e7-13d1-49fc-bf12-0012591d50e8

8 https://www.weforum.org/agenda/2023/01/consumer-power-net-zero-food-producer-retailer-davos23/#:~:text=Forum%20Annual%20Meeting-,At%20least%2065%25%20of%20consumers%20want%20to%20make%20the%20right,nourishing%20the%20growing%20global%20population

9 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9231402/

10 https://www.ncfh.org/facts-about-agricultural-workers-fact-sheet.html

11 https://www.organic-center.org/sites/default/files/agrochemicals_racism_and_justice_in_us_history.pdf

12 https://extensionpubs.unl.edu/publication/g1773/pdf/view/g1773-2019.pdf

13 https://www.ewg.org/news-insights/news/2023/11/ewg-schools-near-pesticide-spray-zones-could-lose-health-protections

14 https://pubmed.ncbi.nlm.nih.gov/33287770/

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2024 Proxy Memo General Mills | Shareholder Proposal on Disclosure of Regenerative Agriculture Practices Within Supply Chain

Shareholders require pesticide reduction or avoidance information associated with regenerative agriculture practices by General Mills to assess our Company’s progress toward mitigating risks from lack of resiliency, environmental and health harms, climate change, and consumer demand for clean food and reduced environmental and health impacts.

2.	General Mills lags its peers in disclosing pesticide use and reduction data through its regenerative agriculture program.

General Mills lags its peers in publicly disclosing pesticide use and reduction data from its suppliers engaging in regenerative agriculture practices. Other leading food companies are quantitatively reporting the outcomes of their pesticide reduction practices and disclosing progress. For example:

Conagra requires its farmers to complete a GAP survey to minimize environmental risks within its supply chain and maximize environmental benefits through confirmed actions such as traceability to each production area and risk assessments. The company discloses in its 2022. Citizenship report that regenerative agriculture practices in its supply chain avoided the need for 112,500 soil fumigants to be applied on fields.15

Campbell’s Soup discloses in its 2023 Responsible Pest Management Report Update that regenerative agriculture practices, such as cover cropping, avoided the use of 97% of pesticides classified as the most hazardous to nearby humans on its growers’ tomato and potato fields.16 The company also works with the IPM Institute to track the risks associated with pesticide applications by its contract tomato and potato growers.

Lamb Weston discloses its active ingredient pesticide use in its 2022 ESG report to show progress toward its 2030 goal of reducing such pesticide use by 30% year-over-year. The company reported using 3.4 pounds of active-ingredient pesticides per ton of crops harvested in 2022.17

As a major food manufacturer, General Mills has the ability to collect pesticide use data from its suppliers to disclose its regenerative agriculture program’s progress. General Mills’ unwillingness to report such data will prevent it from leading against major, competing companies.

3.	Publicly disclosing pesticide reduction data through the Company’s adoption of regenerative agriculture practices, its “#1 pesticide reduction strategy,” is essential to minimizing the risk of greenwashing claims.

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15 https://www.conagrabrands.com/citizenship-reports/conagra-brands-citizenship-report-2022

16 https://www.campbellsoupcompany.com/wp-content/uploads/2023/06/2023-IPM-Reporting.pdf

17 https://esg.lambweston.com/lambweston-2022-esg.pdf

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2024 Proxy Memo General Mills | Shareholder Proposal on Disclosure of Regenerative Agriculture Practices Within Supply Chain

Investors are concerned that General Mills’ lack of disclosure of pesticide reduction through its regenerative agriculture program leaves our Company susceptible to greenwashing claims. General Mills stated on its ‘Pesticides, food safety and ecosystems health’ webpage that regenerative agriculture is its “#1 pesticide reduction strategy.” Without disclosing pesticide reduction data, shareholders, consumers, and the public are unable to determine whether or not General Mills’ regenerative agriculture program is functioning as a pesticide reduction strategy.

Unsubstantiated sustainability claims also increase vulnerability to regulatory risk and associated fines. Greenwashing lawsuits are on the rise, with fines reaching $35 billion.18 General Mills can mitigate reputational and regulatory risk and decrease its susceptibility to greenwashing fines by disclosing pesticide reduction data to support its claim that regenerative agriculture is its “#1 pesticide reduction strategy.”

RESPONSE TO GENERAL MILLS BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its statement in opposition to the Proposal, the Board states:

1.	“Our regenerative agriculture goals include far more than just reducing pesticides. Focusing solely on pesticide tracking and reduction would significantly impact the overall benefits of our regenerative agriculture program.”

General Mills has identified regenerative agriculture as its “#1 pesticide reduction strategy.” In addition to pesticide reduction, its stated goals for its regenerative agriculture program include reduced greenhouse gas emissions and watershed regeneration.19 It measures progress toward these goals by assessing healthy soil, biodiversity, water quality, and farmer economic resilience.20

This proposal simply asks the Company to report on its own goals and outcomes, for which pesticide use is a critical measure. Generally, the most fundamental goal of regenerative agriculture practices is to increase the health of soil which, in turn, increases farm resilience and productivity, minimizing land use emissions and watershed pollution from surface runoff.21 A healthy soil ecosystem with thriving microorganisms retains nutrients and water, prevents top-soil loss, stores carbon, and assists plants in making use of available nutrients. Conventional pesticide-reliant farming, on the other hand, kills the microorganisms that form the base of healthy soils, leading to lack of health and resiliency in farm systems.

2.	“Requiring farmers to specifically track pesticide use would add cost and complexity with no benefits to the farmer, which would jeopardize continued progress in the company’s strong and successful regenerative agriculture programs.”

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18 https://www.statista.com/statistics/1459160/biggest-greenwashing-fines-worldwide-by-company/#:~:text=The%20biggest%20ever%20greenwashing%20fine,dollars%20in%20fines%20and%20settlements

19 https://www.generalmills.com/how-we-make-it/healthier-planet/environmental-impact/regenerative-agriculture

20 https://www.generalmills.com/how-we-make-it/healthier-planet/environmental-impact/regenerative-agriculture

21 https://www.frontiersin.org/journals/sustainable-food-systems/articles/10.3389/fsufs.2022.891709/full

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2024 Proxy Memo General Mills | Shareholder Proposal on Disclosure of Regenerative Agriculture Practices Within Supply Chain

Contrary to the Board’s argument, tracking pesticide use can provide critical information about the success of General Mill’s regenerative agriculture program with limited additional cost and complexity. Farmers are already required by law to track and keep records for "Restricted Use Pesticides” (i.e., pesticides with the potential to cause unreasonable adverse effects to the environment and injury to humans).22 Most farmers also keep extensive records on pesticide use to ensure application efficiency. Thus, providing pesticide information to General Mills would add little additional complexity while enabling General Mills to understand and disclose the success of its regenerative agriculture program and information on pesticide use over time.

Reduced pesticide use is, as discussed above, the linchpin of achieving our Company’s regenerative agriculture goals. Reducing pesticide use increases soil health and resiliency, which contributes to soil carbon sequestration, water retention, and improved crop production. Pesticide reduction also decreases harm to biodiversity, water quality, pollinators, farmers, farmworkers, and communities. These taken together increase economic resilience for farmers and thus our Company.

General Mills’ failure to disclose the reduction of pesticides achieved through its regenerative agriculture practices may in turn add costs to our Company by increasing its susceptibility to greenwashing allegations. Our Company has touted the success of its regenerative agriculture program, which it identified as its “#1 pesticide reduction strategy,” without disclosing data supporting its claims. This leaves our Company vulnerable to greenwashing claims, which have resulted in significant judgements to other corporations, even reaching $35 billion in one case.23

3.	“We already provide significant disclosures on our regenerative agriculture and pesticide reduction initiatives.”

If our Company provides significant disclosure of pesticide reduction achieved through its regenerative agriculture initiative, investors are unable to find such data, limiting their ability to assess the initiative’s effectiveness.

Reports available to shareholders solely disclose the number of acres General Mills engaged through its regenerative agriculture program, a metric which provides no real information on the success of its regenerative agriculture program on those acres. In fact, our Company is going in the wrong direction with regard to pesticide reporting. In addition to failing to provide information on pesticide reductions achieved through its regenerative agriculture program, if any, this year our Company took down its disclosure of pesticides avoided annually by its organic farmers from its ‘Pesticides, food safety and ecosystem health’ webpage, further decreasing pesticide reduction disclosure.

Without disclosing the reduction of pesticides achieved through the adoption of our Company’s regenerative agriculture initiative, shareholders are unable to assess the initiative’s progress and success. Disclosure of pesticide use reduction may ensure shareholders that General Mills is taking action to enhance benefits to soil health, biodiversity, soil carbon sequestration, water quality, human and ecosystem health, farm resiliency, and crop production.

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22 https://www.ams.usda.gov/rules-regulations/pesticide-records

23 https://www.statista.com/statistics/1459160/biggest-greenwashing-fines-worldwide-by-company/#:~:text=The%20biggest%20ever%20greenwashing%20fine,dollars%20in%20fines%20and%20settlements.

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2024 Proxy Memo General Mills | Shareholder Proposal on Disclosure of Regenerative Agriculture Practices Within Supply Chain

CONCLUSION

Vote “Yes” on this Shareholder Proposal to Disclose Regenerative Agriculture Practices Within General Mills’ Supply Chain.

Disclosing the reduction of pesticides achieved through the adoption of General Mills’ regenerative agriculture program can help shareholders assess progress toward mitigating growing environmental and human health impacts and reputational, regulatory, and financial risks. We urge a “Yes” vote on this proposal.

For questions, please contact Cailin Dendas, As You Sow, cdendas@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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